ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Financial Statements

(Canadian Dollars)
(Unaudited - See Notice to Reader)
March 31, 2005 and 2004

Notice to Reader

I have compiled the consolidated interim balance sheets of Astris Energi Inc. as at March 31, 2005 and the consolidated interim statements of loss and deficit and cash flows for the three months then ended. These interim financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2004 audited financial statements of Astris Energi Inc.

"Anthony Durkacz"
Vice President of Finance

Mississauga, Canada
May 24, 2005

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Balance Sheet
(Canadian Dollars)
(Unaudited - See Notice to Reader)
March 31,	2005	2004

Assets
Current
Cash	$474,345	$583,337
Receivables	1,696	2,492
Prepaid expenses and deposits (Notes 6 and 11)	64,145	220,485
Government Tax receivable	40,324	22,442
	580,510	828,756

Property, Plant & Equipment (Note 4)	618,554	37,729
Technology and Patent Costs (Note 4)	1 ,457,687	-

	$2,656,751	$866,485

Liabilities
Current
Payables and accruals	$578,211	$383,787
6% Convertible Debenture, Due Dec. 10, 2005 (Note 10)	420,000	-
	998,211	383,787
Long Term
Advances from related parties (Note 5)	-	100,000

-		100,000

	998,211	483,787
Shareholders' Equity (Deficiency)
Share capital (Note 7a)	8,316,407	4,097,895
Contributed surplus (Note 7c)	3,274,276	2,393,860
Deficit	(9,932,143)	(6,109,057)
	1,658,540	382,698

	$2,656,751	$866,485

Description of Business and Going Concern - (Note 1)
Unaudited Interim Financial Statements - (Note 2)
Commitments - (Note 12)

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Statement of Loss and Deficit
(Canadian Dollars)
(Unaudited - See Notice to Reader)
Three months ended March 31,	2005	2004

Revenues
Sales (Note 8)	$62,181	$5,662
	62,181	5,662

Expenses
Research and Development	389,340	222,637
General and administrative	339,399	321,726
Write off of sro acquisition costs	113,364	-
Professional fees	66,997	37,367
Interest to related parties (Note 6)	-	3,000
Interest to others	1,516
Amortization (Note 3)	93,281	1,819
	1,003,897	586,549

Net loss for the period	(941,716)	(580,887)

Deficit, beginning of period	(8,990,427)	(5,528,170)

Deficit, end of period	$(9,932,143)	$(6,109,057)

Loss per common share, basic and diluted	$(0.036)	$(0.029)

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Interim Statement of Cash Flows
(Canadian Dollars)
(Unaudited - See Notice to Reader)
Three months ended March 31,	2005	2004

Operating
Net loss for the period	$(941,716)	$(580,887)
Items not requiring cash
- amortization	93,281	1,819
- consulting fees paid in capital stock
to non-related parties	81,030	122,438
- consulting fees paid in capital stock
to related parties		84,295
- stock based Compensation to employees	25,682	78,507
Net change in non-cash working capital balances
related to operations	487,349	(278,516)
	(254,374)	(572,344)
Investing
Purchase of capital assets	(28,524)	(6,424)
Astris sro Acquisition, net of cash acquired (Note 9)	(2,121,909)
Astris sro acquisition costs written off	48,190
Purchase of other assets	(7,639)
	(2,109,882)	(6,424)
Financing
Issuance of 6% Convertible Debentures	420,000	-
Issuance of common shares	31,250	814,320
Shares Issued on Purchase of Astris sro	1,955,000	-
Warrants Issued on Purchase of Astris sro	254,000	-
	2,660,250	814,320

Net increase (decrease) in cash during the period	295,994	235,552

Cash, beginning of period	178,351	347,785

Cash, end of period	$474,345	$583,337

Net change in non-cash operating working capital

Receivables	$2,435	$(1,492)
Prepaid expenses and deposits	(17,396)	(183,279)
Investment tax credits refundable	199,586	-
Government receivables	9,732	(6,322)
Inventory	3,063	-
Payables and accruals	289,929	(87,423)

	$487,349	$(278,516)

1.  Description of Business and Going Concern

Astris Energi Inc. (the “Company”) designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. The Company is based in Mississauga, Ontario, Canada with a foreign subsidiary in the city of Vlasim, in the Czech Republic. The Company’s foreign subsidiary focuses its operations on the research, development and production of the anodes and cathodes as the basis for an alkaline fuel cell system. The Company’s Mississauga office focuses its operations on the research, development and production of the “balance of plant” integrating the fuel cell system into generators that can be used in conjunction with final commercial uses of electric energy.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications. To date, the Company has not earned significant revenues and is considered to be in the development stage. Currently the Company has two projects under development.

POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology.  The POWERSTACK MC250 is at a pre-commercial stage.  The Company started a pilot production line of the POWERSTACK MC250 in 2004.

E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power.  The E8 generator is ready to be installed in demonstration and pilot applications.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses. At March 31, 2005, the Company continues to expend cash amounts that significantly exceed revenues. These conditions cast significant doubt as to the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including private placements. Nevertheless, there is no assurance that these initiatives will be successful.

1.  Description of Business and Going Concern (cont’d.)

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

2.  Unaudited interim financial statements

The unaudited balance sheet at March 31, 2005 and the unaudited interim consolidated statements of operations and deficit and cash flows for the three months ended March 31, 2005 and 2004, have been prepared in accordance with Canadian Generally Accepted Accounting Principles on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2004. These interim financial statements include all adjustments which, in the opinion of management, are necessary for the fair presentation of the results of operations for the interim periods presented. Results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the full year. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended December 31, 2004.

3.  Significant Accounting Policies Basis of Presentation

Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned subsidiary, Astris Inc. were amalgamated to streamline administrative functions. The amalgamated Company continues with the same name as the parent company.

These consolidated financial statements reflect the accounts of the parent company and its new holding company 2062540 Ontario Inc. which holds all the outstanding shares of its foreign subsidiary, Astris sro., which was acquired on the effective date of January 2, 2005. All intercompany transactions and balances have been eliminated on consolidation.

3.  Significant Accounting Policies Basis of Presentation (cont’d.)

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Change in Accounting Policy for Amortization expense

Effective January 1, 2005, the company has adopted a new amortization policy across all its operating divisions on a go forward basis. No prior period adjustment is required for this change in Accounting Policy. The rates noted below reflect this new policy.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the estimated useful lives of these assets on a straight line basis, except as noted, calculated as follows:

Building	40 years
Machinery and Equipment	5 years
Office furniture and Fixtures	10 years
Leasehold Improvements	Term of the lease

In the event that the future undiscounted net cash flows relating to these long lived assets exceed their carrying amounts, they are written down to fair value. Such impairment loss is reflected in operations in the year of impairment.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project. To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses. Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.

3.  Significant Accounting Policies Basis of Presentation (cont’d.)

Technology and Patent costs

Technology costs were acquired by the Company on the purchase of its sro subsidiary. The valuation was determined by a third party valuator. Technology costs are amortized on a straight line method over its estimated useful life of 5 years.

Patent costs are amortized on a straight line method over its estimated useful life of 20 years.

Taxes payable

Income taxes are recorded using the liability method. Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

 Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limit.

4. Technology, Patent, Property, Plant and Equipment Costs

	2005	2005	2005
	Cost	Accumulated	Net Book
		Depreciation	Value
Property, Plant and Equipment
Land	128,935	-	128,935
Building	235,400	1,471	233,929
Machinery and Equipment	247,257	25,486	221,771
Furniture and Fixtures	40,909	10,838	30,071
Leasehold Improvements	10,939	7,091	3,848
	663,440	44,886	618,554

Technology and Patent Costs
Technology	1,520,848	76,042	1,444,806
Patents	13,141	260	12,881
	1,533,989	76,302	1,457,687

	2004	2004	2004
	Cost	Accumulated	Net Book
		Depreciation	Value
Property, Plant and Equipment
Machinery and Equipment	25,642	8,561	17,080
Furniture and Fixtures	18,201	4,691	13,510
Leasehold Improvements	10,939	3,801	7,138
	54,782	17,053	37,729

5. Advances from Related Parties

The following amounts have been advanced from related parties:

	2005	2004

Debenture due to shareholders	-	$100,000

5. Advances from Related Parties (cont’d)

Debenture due to shareholders

The debenture due to shareholders was secured and bore interest at 12% per annum. Unpaid interest, accrued to March 31, 2004, totaling $3,000, was included in payables and accruals.

Near the end of July 2004, the debenture and interest accrued was completely paid to the shareholders by the issuance of 260,175 common shares. The shareholders released the security on the liability.

6.  Related Party Transactions

The Company acquired 100% ownership (increased from 30% ownership) interest in Astris s.r.o., a Czech company on January 27, 2005. The results of its operations from the effective date of January 2, 2005 are fully consolidated with the results of the Parent company. In the prior year, this investment was accounted for on the equity basis. As the Company’s share of losses was in excess of the original investment, the investment had been written down to nil in a prior year.

The Company regularly subcontracts portions of its research and development activities to Astris s.r.o. To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to Astris s.r.o., as required. As at March 31, 2005, any funds advanced to Astris sro since acquisition and any trade receivables and payables have been eliminated on consolidation. In 2004, included in prepaid expenses and deposits was an amount of $200,000 advanced to Astris s.r.o

For the three months ended March 31, 2005, the following amounts were due as interest on the debenture to shareholders to related parties:

Director, officer and shareholder  $ nil (2004 - $ 1,200)
Former director and shareholder $ nil (2004 - $ 1,200)
Director and shareholder  $ nil (2004 - $ 600)

7.  Share Capital and Contributed Surplus

(a)   Share capital consists of the following:

Authorized:

60,000,000 unlimited common shares
10,000,000 preferred shares

Issued and outstanding:

	2005		2004
	Common Shares		Common Shares
	#	$	#	$

Issued as at January 1	26,316,551	6,227,074	19,230,425	3,343,853
Issued during first quarter:
- in exchange for	211,350	81,030
consulting and
professional fees
and expenses from
non-related parties			207,040	122,438
- in exchange for
consulting fees
and expenses from
related parties			101,448	84,295
- compensation to employees	50,000	25,682	99,000	78,507
- purchase of Astris sro	5,000,000	1,955,000
from a related party
- for cash	125,000	31,250	1,336,114	814,320
- net of warrants issued and expired		(3,629)
	5,386,350	2,089,333	1,743,602	1,099,560
Balance as at March 31	31,702,901	8,316,407	20,974,027	4,443,413

No preferred shares have been issued.

The weighted average number of shares outstanding during the three months ended March 31, 2005 is 26,095,985 (2004 20,102,226). These figures are used for purposes of calculation of the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculations of diluted loss per share as the effect would be anti-dilutive.

7.  Share Capital and Contributed Surplus (cont’d.)

(b)	Common stock issued to settle obligations of the Company to Directors, Officers, Consultants and employees of the Company.

For the three months ended March 31, 2005, the Company agreed to settle obligations owing by the Company to certain directors and/or officers, consultants and employees through the issuance of common shares of stock. The following were provided compensation for services as noted at a price from 0.29 - 0.36 (U.S.) per share:

Company controlled by a Director and Officer5,000,000 shares
Employees50,000 shares
Non-related parties211,350 shares

For the three months ended March 31, 2004, the Company agreed to settle obligations owing by the Company to certain directors and/or officers, and consultants through the issuance of common shares of stock. The following were provided compensation for services as noted at a price of $0.61 (U.S.) per share:

Company controlled by a director and officer  17,565 shares
Director   34,820 shares
Company controlled by a director and officer  17,565 shares
Officer   5,195 shares
Director   9,515 shares
Director and officer   6,715 shares
Former director   6,715 shares
Director   3,358 shares
Non-related parties   306,040 shares

c) Contributed surplus consists of the following:

	2005	2004

Contributed surplus, beginning of period	$3,016,647	$2,048,342

Net of Issuance and expiration of warrants	257,629	345,518
Contributed surplus, end of period	$3,274,276	$2,393,860

7.  Share Capital and Contributed Surplus (cont’d.)

d) Common stock issued for cash

Pursuant to a subscription agreement dated March 3, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 651,450 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $390,870 ($300,669 U.S.). The first tranche of common share purchase warrants is exercisable up to October 1, 2005, at $ 0.80 (U.S.) per share. The second tranche of common share purchase warrants is exercisable up to April 1, 2007 at $ 1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

Pursuant to a subscription agreement dated March 26, 2004, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 236,035 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $138,080 ($106,216 U.S.). The common share purchase warrants are exercisable up to March 27, 2007, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated March 31, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 104,500 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $61,100 ($47,000 U.S.). The first tranche of common share purchase warrants is exercisable up to October 1, 2005, at $ 0.80 (U.S.) per share. The second tranche of common share purchase warrants is exercisable up to April 1, 2007 at $ 1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

For the three months ended March 31, 2005, there were no shares issued for cash.

e) Stock option plans

Effective January 1, 2003, the Company voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of grant.

There were no stock options granted to employees or non-employees during the three-month period ended March 31, 2005 and 2004 under the Company’s stock option plan.

During the three month period ended March 31, 2005, 125,000 stock options for proceeds of $31,250 were exercised by a former Director. No stock options expired during the period.

7. Share Capital and Contributed Surplus (cont’d.)

There were no stock options which expired or were exercised during the three month period ended March 31, 2004.

f)  Common share purchase warrants

For the three month period ended March 31, 2005, warrants for 125,000 shares at an exercise price of $0.50 (U.S.) expired. No warrants expired in 2004.

For the three month period ended March 31, 2005, warrants were issued to a company controlled by a Director and Officer in relation to the purchase of Astris sro as follows:

2,000,000 “A” warrants for an exercise price of $0.90
2,000,000 “B” warrants for an exercise price of $1.10
1,000,000 “C” warrants for an exercise price of $1.30

Each warrant entitles the holder to purchase one common share of the Company.

In addition, 156,000 warrants exercisable by March 24, 2007 at $0.27 were issued to Fraser Mackenzie Limited, the Company’s investment house, in conjunction with the issuance of the 6% convertible debentures.

For the three month period ended March 31, 2004, warrants were issued to third parties as follows:

651,450 warrants for an exercise price of $0.80 (U.S.)
651,450 warrants for an exercise price of $1.00 (U.S.)
236,035 warrants for an exercise price of $1.00 (U.S.)
104,500 warrants for an exercise price of $0.80 (U.S.)
104,500 warrants for an exercise price of $1.00 (U.S.)

As at March 31, 2005, the Company had a total of 13,555,476 (2004 - 6,943,279) common share purchase warrants issued. These warrants have expiry dates ranging from April 2005 to January 2008. The weighted average exercise price of the warrants was $ 0.75 (U.S.) (2004 -
$ 0.72 U.S.).

Warrants issued in the three month period ended March 31, 2005 are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 2.84%, expected life of 3 years, expected volatility of 55%, closing rate of exchange on the issue date and no dividends. The total amount recognized in the contributed surplus account related to warrants issued and expired during the three month period ending March 31, 2005 is 257,629 (2004 - $345,518 ).

8.  Segmented Financial Information

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. Approximately $2,300,000 of the Company’s long lived assets are located in the Czech Republic. Revenue is derived primarily from the sale of goods and services to customers located as follows:

	2005	2004

Canada	$52,971	$1,835
United States	7,055	2,077
Rest of World	2,155	1,750

	$62,181	$5,662

9.  Purchase of Astris sro in the Czech Republic

On January 2, 2005, the Company acquired the remaining 70% of the outstanding shares in Astris S.R.O., its affiliate company in the Czech Republic.

The aggregate purchase price was $2,209,000 compensated by issuing 5,000,000 common shares of the Company for $1,955,000 and 5,000,000 warrants for $254,000. 2,500,000 common shares will be held in escrow for one year until January 2, 2006. Each warrant entitles the holder to one common share of the Company.
The value of the 30% of Astris sro already owned by the Company had been written down to a value of $Nil.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition based on a conversion rate of 18.6637 Czech Korunas for each Canadian $1.00.

The following amounts are based on a third party valuation in CDN$:

9.  Purchase of Astris sro in the Czech Republic (cont’d)

Net Assets Acquired:
Cash		$87,091
Other Current Assets		62,950
Current Assets		150,041

Land		128,935
Building		235,400
Equipment		184,708
Furniture & Fixtures		21,520
Property, Plant and Equipment		570,563

Technology		1,520,848

Total Assets		2,241,452

Less:
Current Liabilities		32,452

Purchase Price		$2,209,000

Consideration:
5,000,000	Common Shares	$1,955,000
2,000,000	"A" Warrants	124,000
2,000,000	"B" Warrants	94,000
1,000,000	"C" Warrants	36,000
		$2,209,000

The investment has been recorded on the consolidated statement of cash flow under “Investing” at the purchase price of $2,209,000 less the cash acquired of $87,091 for a net outflow of $2,121,909.

10.   Issuance of 6% Convertible Debentures

The Company issued convertible debentures for gross proceeds of CDN$420,000. The debenture was available for subscription to “Canadian accredited investors” only and included a coupon for 6% interest, payable in common shares upon conversion or maturity.

The financing was arranged by Toronto investment house Fraser Mackenzie Limited. Each debenture is convertible into Common Shares at a conversion rate that in no case shall be less than USD$0.20 or more than USD$0.70. The debentures mature on December 10, 2005, 270 days from the date of issuance. Total net proceeds were CDN$378,000. Fraser Mackenzie Limited, for facilitating the funding, also received 156,000 broker warrants at CDN$0.27 exercisable for a period of two years from the closing date of this transaction. The debentures are secured by a general PPSA on all the assets of the Company.

11. Prepaid Expenses and Deposits

Included in prepaid expenses and deposits are $49,466 in deferred financing and legal costs associated with the issuance of the 6% Convertible Debentures. Since the closing of the transaction was close to month end, no amortization of these costs has been reflected in these financial statements. These costs will be amortized on a straight line basis from April 1, 2005 to December 10, 2005.

12.  Commitments

The Company has a realty lease for two adjacent units. The lease has a remaining cost of $23,660 to October 31, 2005, plus proportionate share of common costs and GST. The Company is negotiating with the landlord for additional space in the same building complex to house the extra research and development and commercial production expected in the near future.

13.  Comparative Figures

Certain comparative figures have been reclassified to conform to the current period’s presentation.

May 24, 2005

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Astris Energi Inc. (“Astris”) for the quarters ended March 31, 2005 and 2004. The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars unless otherwise stated. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31, 2004 and Management’s Discussion and Analysis for the year ended December 31, 2004.

Additional information relating to Astris, including the company’s Annual Information Form, is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking information

The following discussion contains forward-looking information that is based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview and Business of Astris

Founded in 1983, Astris Energi Inc. has become a leading alkaline fuel cell (AFC) technology company. More than $18 million has been spent to develop the Company’s AFC resulting in a fuel cell that competes strongly with other fuel cell technologies. The Company’s AFC is differentiated from other fuel cells by demonstrating quick startup and shutdown, high efficiency, and environmental tolerance (including freezing and high humidity). Further building on these valuable characteristics, the Company’s AFC has very promising economic benefits including low material cost and lower operating cost when compared to other low temperature fuel cell technologies. The Company has continued to develop three product lines including power modules, power generators, and test equipment, each of which was expanded in 2004. The POWERSTACK™ MC250 was added to the existing LABCELL™ products in the power module line. Using the new POWERSTACK™ MC250 the Model E7 was demonstrated in the Company’s new and improved golf car named Freedom II to further expand the existing line of AFC power generators. The TL5 40A Test Load, test load interface (TLIF) and TESTMASTER™, an integrated control and data acquisition software suite, were all added to the test equipment line and should provide some near-term revenue.

Based in Mississauga, Canada, the Company now owns 100% of a former affiliate in Vlasim, Czech Republic called Astris s.r.o. through its 100% ownership of holding company 2062540 Ontario Inc.. Astris manufactures the anodes and cathodes for the company’s fuel cells at the low-cost Czech Republic subsidiary, and assembles the fuel cell stacks and generators at its plant in Mississauga. It has acquired a manufacturing facility and set up a production line at Astris s.r.o. to commence pilot production of the POWERSTACK™ MC250 in 2005.

Astris is the only publicly traded company focused on AFC technology in North America. The Company went public through a reverse takeover in 1995 to broaden its access to capital. It trades on the U.S. OTC Bulletin Board under the symbol ASRNF.

Business Environment

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical, and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

•	Capital available to fund further development of technology;
•	The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan, and Canada than in the U.S.; and
•	The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are three key markets - stationary uses (notably uninterruptible power supplies, off-grid power and back-up power for mission critical applications including hospitals, fire stations, airports, and off-grid communities); portable uses for personal and commercial customers (including small generators for cottages and worksites); and transportation uses (including cars, boats, golf cars, wheel chairs, and fork lifts). The points when growth accelerates are expected to be around 2007 for stationary and portable power, the two largest markets; and 2009 for mass transportation. (Source: PwC in a research study sponsored by Fuel Cells Canada entitled Fuel Cells: The Opportunity for Canada.)

There are a number of factors contributing to growing demand for fuel cells, including:

•	Increasing demand for reliable power;
o	accentuated by power blackouts of recent years
•	Deregulation of power markets and introduction of competition;
•	Environmental/political concerns;
•	Developing regions without power grids;
•	Geographic considerations/remote power;
•	Distributed power generation; and
•	High oil prices.

Developments During the Three Months Ended March 31, 2005

The Company began production of its anodes and cathodes from its pilot production line at Astris s.r.o. The semi-automatic line provides a ten-fold increase in production capacity and a more efficient and accurate production of components and final assembly than was previously possible with hand assembly, with a resulting increase in quality control. Astris s.r.o. is on target to ramp up to 100kW of capacity this year with one shift.

The Company acquired the remaining 70% of the outstanding shares of Astris s.r.o. for a total cost of $2,209,000 through the issuance of 5,000,000 common shares and 5,000,000 warrants that have the right to acquire 5,000,000 common shares expiring January 27, 2008. The exercise prices are as follows; 2,000,000 warrants at CDN$0.90, 2,000,000 warrants at CDN$1.10 and 1,000,000 warrants at CDN$1.30.

The Company hired Fraser Mackenzie as its exclusive Investment Banker through whom the company arranged a bridge financing of $420,000 through a 6% convertible debenture due December 10, 2005. Total net proceeds were $378,000. A second financing will be sought for the sale of corporate securities, the exact nature of which will be determined at a later date, with a view to raising a maximum of CDN$3,500,000. The proceeds of this financing, if successful, will be used for operational purposes, marketing and initiation of Phase II of Astris’ pilot production line for its POWERSTACK™ MC250 fuel cell modules.

The Company signed a Teaming Agreement with Plasma Environmental Technologies Inc. (PET) (TSXV: PE) of Burlington, Ontario for the development of a real-world installation utilizing PET’s hydrogen-producing waste processing system and Astris’ AFC technology.

Objectives of Astris Energi

Astris’ mission is to become the leading provider of affordable fuel cells and fuel cell power generators. The company’s near term priority is to achieve the required business partnerships and financing to successfully achieve pilot production leading to commercialization. The Company’s business plan calls for commercialization within three years provided that adequate funding can be secured.

Financial Review

The following is a review of the key performance measurements from the income statement for the three months ended March 31, 2005 and March 31, 2004. The 2005 financial and future figures include the operations of the Company’s foreign subsidiary Astris s.r.o. The comparable 2004 figures do not include this subsidiary.

Revenue

For the quarter ended March 31, 2005, revenue from the sale of fuel cells and related products and contract work was $62,181 compared with $5,662 for the same period in 2004. During the first quarter, the company sold its first second generation golf car named Freedom II. It is powered by Astris’ recently completed 1.8kW, Model E7 AFC Generator, which gives Freedom II double the power and double the acceleration of the original model which was the world’s first alkaline fuel cell powered golf car using hydrogen. Sales of fuel cells and related products in 2005 amounted to $52,971 in Canada, $7,055 to the United States and $2,155 to the rest of the world; in 2004, sales amounted to $1,835 in Canada, $2,077 to the United States and $1,750 to the rest of the world. The main source of revenue in 2005 was from the sale of a Freedom II alkaline fuel cell powered golf car. Management believes that this represents the start of a trend of selling completed products started in the fourth quarter of 2004. This trend is expected to continue into the second quarter.

Expenses

For the quarter ended March 31, 2005, expenses totaled $1,003,897, compared with $586,549 for the same period in 2004. The main increase was in Research and Development expenses to $389,340 in 2005 compared with $222,637 in 2004. This is due to increased expenses related to pilot production at Astris sro and increased engineering costs related to productization of the E8 generator and test equipment.

Also included in expenses are the one-time write off of $113,364 in Astris sro acquisition costs reflecting the cost of financial advice, valuation and legal expenses. Professional fees were $66,997 compared with $37,367 in 2004, reflecting the Company’s increased corporate activity, legal activity, accounting and compliance activity. The small increase in General and Adminstrative expenses in 2005 of $339,399 compared with $321,726 in 2004 mainly reflects increased marketing activities of the Company’s products.

The Company adopted a new Amortization policy across both of its operating divisions to standardize such charges and to be comparable to other companies in our industry. Depreciation rates for the Company’s various assets are reflected in Note 3 to the 2004 Audited Financial Statements. The greatest portion of the amortization, $76,042 is due to the five year amortization of the company’s technology costs of $1,520,848 (see Note 4 from 2004 audited financial statements for more details) acquired from Astris sro.

Net Loss for the quarter ended March 31, 2005

Astris reported a net loss of $941,716 (a loss of $0.036 per share basic and diluted) for the quarter ended March 31, 2005, compared with a loss of $580,887 ($0.029 per share basic and diluted) in 2004. The increase in the loss primarily reflects the increased expenses due to ramping up support for production of its POWERSTACK MC250 and generators.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS (see table at end)

Liquidity and Capital Resources

Astris had an operating cash flow deficit of $254,374 in 2005, compared with $572,344 in 2004. The foreign subsidiary acquired $28,524 in capital assets and the parent Company filed for patents with additional legal costs of $7,639. Pre-acquisition costs as at December 31, 2004 written off in this quarter resulted in a nominal source of cash of $48,190. The purchase of the foreign subsidiary included net assets of $2,209,000 less cash acquired of $87,091 for a net investment of $2,121,909. Expenses were offset by financings through the 6% convertible debenture of $420,000, the exercise of options for cash proceeds of 31,250 and the issuance of $1,955,000 of common stock and $254,000 of warrants. These financings resulted in a net increase in cash at quarter end of $295,994, resulting in cash at quarter end of $474,345.
In the same quarter last year, the cash flow deficit of $572,344 with purchase of capital assets of $6,424 was offset by private financings of $814,320 resulting in an increase in cash of $235,552 which left a cash balance of $583,337.

At quarter end, Astris had $$2,656,751 of assets. This was a significant change from last year‘s assets of $866,485. The major reason was the acquisition of Property, plant, equipment, and technology of $2,091,411 from its foreign subsidiary (see Note 9 to the 2004 Audited Financial Statements).

At quarter end, shareholders’ equity was $1,658,540 compared to last year’s shareholders’ equity of $382,698. The major reason for the increase was due to the issuance of additional common shares and warrants of $2,209,000 relating to the purchase of the assets noted above.

The company plans to finance operations including pilot production through the continuing sale of new fuel cells, related products and contract work, new business partnerships with early adopters of the fuel cell, and additional long-term financing through private placements.

The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.

Off-balance-sheet arrangements

Astris does not have any off-balance sheet arrangements.

Share Capital

Share capital consists of the following:

Authorized:
Unlimited common shares
10,000,000 preferred shares

	2005		2004
	Common Shares		Common Shares
	#	$	#	$

Issued as at January 1	26,316,551	6,227,074	19,230,425	3,343,853
Issued during first quarter:
- in exchange for	211,350	81,030
consulting and
professional fees
and expenses from
non-related parties	207,040	122,438
- in exchange for
consulting fees
and expenses from
related parties	101,448	84,295
- compensation to employees	50,000	25,682	99,000	78,507
- purchase of Astris sro	5,000,000	1,955,000
from a related party
- for cash	125,000	31,250	1,336,114	814,320
- net of warrants issued and expired		(3,629)
	5,386,350	2,089,333	1,743,602	1,099,560
Balance as at March 31	31,702,901	8,316,407	20,974,027	4,443,413

                                                                    12

Business Risks

Astris is a late-stage development company entering the pilot production phase, and it is therefore difficult to assess its business and future prospects.

Astris to date has been selling fuel cells and related products on a research and demonstration basis rather than a commercial basis.The company commenced pilot production of its POWERSTACK™ MC250 power module in late 2004, leading to commercialization. There are a number of business risks at this stage of development, and within the fuel cell industry generally, as outlined below.

Astris expects to continue to incur net losses in the foreseeable future and therefore may not be able to implement its business strategy. The company has been funding research and development and other working capital needs primarily through private investors. Alternate sources of funding have included grants from the government of the Czech Republic, most recently to help fund development of the E8 portable power generator; and Canadian government tax programs. Astris has judiciously issued shares in lieu of cash.

Astris may never complete the development of commercially viable fuel cell power products, and if it fails to do so, it will not be able to meet its business and growth objectives. The company has commenced tests of its pilot production in late 2004 to validate its ability to produce its advanced fuel cell in volume, leading to reduced costs.

Astris faces significant competition from other developers and manufacturers of fuel cell products and related products. If it is unable to compete successfully, it could fail to achieve acceptance of its proposed products. Astris’ AFC has competitive advantages over other alkaline fuel cells and other fuel cell types, including its relatively low cost, high efficiency, and rapid start-up even in sub-zero temperatures.

Astris, like other fuel cell companies, faces competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil, and nuclear powered generators. There are also competitors working on developing technologies including other types of fuel cells, other alterative power technologies, advanced batteries, and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for our products is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

Astris has no experience manufacturing fuel cell products on a large-scale basis, and if it does not develop adequate manufacturing processes and capabilities, it will be unable to achieve its growth and profitability objectives. Astris contracted an internationally recognized fuel cell specialist, to lead the development of the Company’s semi-automatic pilot production facility. The facility is ably managed by a chemical engineer who has been involved in developing the alkaline fuel cell at Astris s.r.o. since 1995.

Astris’ products may not meet performance expectations in field tests, which could negatively affect its customer relationships and increase its manufacturing costs. The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK™ MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. These results do not guarantee similar performance in future independent field tests.

Astris may not be able to manage successfully the expansion of its operations.
Astris will need to recruit, train and retain key management and other qualified personnel to successfully expand its business. Astris has been gradually expanding its management and technical team to meet customer demand and pilot production requirements. Transition to pilot production is a critical one to meet demand for its products, and validate its ability to produce the POWERSTACK™ MC250 in volume leading to commercialization.

Astris depends on intellectual property and its failure to protect that intellectual property could adversely affect its future growth and success. The company mainly uses trade infringement protection and files for patents as necessary for commercialization.

Astris may be unable to raise additional capital to pursue its commercialization plans and may be forced to discontinue product development, reduce its sales and marketing efforts or forego attractive business opportunities. The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products. The Company hired Fraser Mackenzie as its exclusive Investment Banker through whom the company arranged a bridge financing of $420,000 through a 6% convertible debenture maturing December 10, 2005. A second financing will be for the sale of corporate securities, the exact nature of which will be determined at a later date, with a view to raising a maximum of CDN$3,500,000.

Outlook

With momentum building worldwide for the adoption of fuel cell technology, Astris is very well positioned with its proprietary technology that leverages the potential for lower initial purchase cost and reduced operations cost when compared to other low temperature fuel cell technologies for 1kW to 10kW UPS or back-up power applications. Building on the economic benefits, Astris AFC technology excels in many applications due to quick startup/shutdown and exceptional environmental tolerance (including sub-zero and high humidity). These qualities differentiate Astris AFC technology in many applications including areas of portable, stationary, and transportation market segments.

The Company’s success in achieving its objectives of commercialization and profitability is dependent on the success of its directors and principal shareholders in raising long-term financing from third parties leading to the successful commercialization of the Company’s POWERSTACK™ MC250 power module and one or more models of its power generator and attaining profitable operations.

The Company has a business plan to achieve commercialization within three years based on the requirement that adequate financing is secured. Priorities for 2005 are to raise additional funding as part of a three-year plan to raise at least US$10 million to support its commercialization strategy; to forge business partnerships that will enhance the business, marketing and distribution of Astris technology; and to go from testing the pilot production line to production in the second quarter of 2005. On October 19, 2004, the company announced that it has signed a Cooperation Agreement with Italy’s Electronic Machining s.r.l. (El.Ma.). This agreement is consistent with the Company’s business strategy to partner with OEMs in order to enter established markets and develop new applications. Astris is currently in discussions with a number of other potential business partners and in advanced negotiations with three potential business partners.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

	Three months	Three months	Three months	Three months	Total Proof
	ended	ended	ended	ended
	31-Mar-05	31-Dec-04	30-Sep-04	30-Jun-04

(expressed in $Cdn)

Revenue	62,181	71,722	3,855	7,559	90,695
-
Expenses	1,003,897	1,245,768	1,019,651	699,087	3,663,593
-
(Net Loss)	(941,716)	(1,174,046)	(1,015,796)	(691,528)	(3,572,898)
-
(Loss per Common Share)	(0.036)	(0.054)	(0.048)	(0.033)	(0.16800)

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Jiri Nor, President of Astris Energi Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Astris Energi Inc. (the issuer) for the interim period ending March 31, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 24, 2005

 “Jiri Nor”
Jiri Nor, President & CEO
Astris Energi Inc.

Form 52-109FT2
Certification of Interim Filings during Transition Period

I, Anthony Durkacz, Chief Financial Officer of Astris Energi Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Astris Energi Inc. (the issuer) for the interim period ending March 31, 2005;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 24, 2005

 “Anthony Durkacz”
Anthony Durkacz, Chief Financial Officer
Astris Energi Inc.